

SI COMMISSION

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03051971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 51364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/29/02 AND ENDING 06/27/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southwest Clearing Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Leland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Clearing Corporation, as of June 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNY A VANCE
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-07-2006
NOTARY PUBLIC
STATE OF TEXAS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Southwest Clearing Corp.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the Year ended June 27, 2003 with Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

To the Board of Directors and Stockholder of
Southwest Clearing Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Southwest Clearing Corp. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) at June 27, 2003, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 31, 2003

Southwest Clearing Corp.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 27, 2003

ASSETS	
Cash	$ 209,360
Receivable from affiliate	1,588,618
Securities owned, at market value	1,203,701
Other assets	554,007
Total assets	$ 3,555,686
STOCKHOLDER'S EQUITY	
Preferred stock with $20 par value, authorized 100,000 shares, none issued and outstanding	-
Class A common stock with $1 par value, authorized 10,000 shares, 1,000 shares issued and outstanding	1,000
Class B common stock with $1 par value, authorized 10,000 shares, none issued and outstanding	-
Additional paid-in capital	6,430,416
Accumulated deficit	(2,875,730)
Total stockholder's equity	$ 3,555,686

The accompanying notes are an integral part of these financial statements.

Southwest Clearing Corp.
(A Wholly Owned Subsidiary Of SWS Group, Inc.)
Statement of Operations
Year Ended June 27, 2003

Revenues:	
Interest	$ 13,809
	13,809
Expenses:	
Interest	2,749
Occupancy, equipment and computer service costs	108,918
Communications	9,148
Net loss on principal transactions	16,025
Other	163,296
	300,136
Loss before income taxes	(286,327)
Income tax benefit	(100,215)
Net loss	$ (186,112)

The accompanying notes are an integral part of these financial statements.

Southwest Clearing Corp.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Stockholder's Equity
Year Ended June 27, 2003

	Preferred stock		Class A common stock		Class B common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at June 28, 2002	-	$ -	1,000	$ 1,000	-	$ -	$ 6,430,416	$ (2,689,618)	$ 3,741,798
Net loss	-	-	-	-	-	-	-	(186,112)	(186,112)
Balance at June 27, 2003	-	$ -	1,000	$ 1,000	-	$ -	$ 6,430,416	$ (2,875,730)	$ 3,555,686

The accompanying notes are an integral part of these financial statements.

Southwest Clearing Corp.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 27, 2003

Cash flows from operating activities:	
Net loss	$ (186,112)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivable from affiliate	(1,264,468)
Securities owned	2,216
Other assets	966,102
Payable to brokers, dealers, and clearing organization	(118,020)
Other liabilities	(72,685)
Accrued fees payable	(1,229,433)
Net cash used in operating activities	(1,902,400)
Net change in cash	(1,902,400)
Cash at beginning of year	2,111,760
Cash at end of year	$ 209,360

The accompanying notes are an integral part of these financial statements.

1. Organization

Southwest Clearing Corp. ("Company") is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2003 ended on June 27, 2003.

During fiscal year 2003, the Company did not hold any customer accounts and therefore was not actively clearing transactions.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act since no such liabilities existed as of or during the fiscal year ended June 27, 2003.

2. Summary of Significant Accounting Policies

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Securities Transactions
Marketable securities are valued at market value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management.

Securities Owned
At June 27, 2003, securities owned consisted of money market investments and NASDAQ stock.

Receivable from Affiliate
Receivable from affiliate represents net amounts due from an affiliate. The amounts are attributable primarily to the distribution of assets to an affiliate from the Company, and other day to day cash receipts and disbursements.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At June 27, 2003, the Company had net capital of $1,383,129, which is $1,133,129 in excess of its minimum net capital requirement of $250,000 at that date. Additionally, Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 27, 2003 the Company had net capital of $1,263,129 in excess of 5% of aggregate debit items or $120,000.

4. Income Taxes

The Company files a consolidated federal tax return with the Parent. For purposes of these financial statements, current income taxes are computed as if the Company files a separate entity income tax return.

Income tax benefit for the fiscal year ended June 27, 2003, is equal to the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35% in 2003) to loss before income taxes.

There were no tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at June 27, 2003.

5. PAIB Reserve Requirement

At June 27, 2003, the Company had no PAIB deposit requirement and had no such amounts on deposit.

Southwest Clearing Corp.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

June 27, 2003

Total stockholder's equity from the statement of financial condition		$ 3,555,686
Deductions and/or charges - nonallowable assets		
Securities not readily marketable	$ (2,475)	$ -
Other assets	(554,007)	-
Receivable from affiliate	(1,588,618)	(2,145,100)
Net capital before haircuts		1,410,586
Haircuts on securities positions		(27,457)
Net capital		1,383,129
Net capital requirement		250,000
Excess net capital		$ 1,133,129

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 27, 2003 filed by the Company with the National Association of Securities Dealers, Inc. on July 23, 2003.

Southwest Clearing Corp.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule II – Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
June 27, 2003

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 30 calendar days old		-
Market value of short securities and credits in all suspense accounts over 30 calendar days		-
Transfers in excess of 40 calendar days		-
Other		-
Total credits		-
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Other		-
Total debits		-
Less 3% haircut		-
Total debits		-
Excess of debits over total credits	$	-
Reserve requirement at June 27, 2003:		
Amount of securities held in "Reserve Bank Accounts" at June 27, 2003	$	-
Deposit made within required time frames of qualified securities		-

Note: The above computation does not differ materially from the computation of the special reserve requirement prepared by the Company as of June 27, 2003 and filed with the National Association of Securities Dealers, Inc. on July 23, 2003 on Form X-17A-5.

Southwest Clearing Corp.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule III – Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
June 27, 2003

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of June 27, 2003 for which instructions to reduce to possession or control had been issued as of June 27, 2003 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	-
Market value	$ -

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 27, 2003 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	-
Market value	$ -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Independent Auditors Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors
Southwest Clearing Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Southwest Clearing Corp. (the "Company") (a wholly owned subsidiary of SWS Group, Inc.) for the year ended June 27, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 27, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

July 31, 2003